SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                      Freeport-McMoRan Copper & Gold, Inc.
                                 (Name of Issuer)

     Gold-Denominated Preferred Stock, Series II, Par Value $0.10 per share
                          (Title of Class of Securities)

                                    35671D881
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 9, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 677,700 depositary shares, each representing 0.05 shares of Gold-Denominated Preferred Stock, Series II (the "Depositary Shares"), which constitutes approximately 15.7% of the total number of Depositary Shares outstanding. All ownership percentages set forth herein assume that there are 4,305,580 Depositary Shares outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.0%


14.  Type of Reporting Person: 00 - Trust

1.   Name of Reporting Person:

     Perry R. Bass, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.0%


14.  Type of Reporting Person: CO

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 0.0%


14.  Type of Reporting Person: 00 - Trust

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.0%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     CFW-C, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 677,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 677,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     677,700

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 15.7%


14.  Type of Reporting Person: PN

------------------------
(1) Power is exercised by its managing general partner, Thomas M. Taylor & Co.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 25, 1996, as amended by Amendment No. 1 dated August 21, 1998 (the "Schedule 13D"), relating to the depositary shares representing 0.05 shares each of Gold-Denominated Preferred Stock, Series II, par value $0.10 per share (the "Stock"), of Freeport-McMoRan Copper & Gold, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended by adding at the end thereof the following:

     BMT, PRB, Inc., SRBMT and LMB shall not be Reporting Persons on future filings on Schedule 13D.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase Depositary Shares are as follows:

REPORTING PERSON        SOURCE OF FUNDS        AMOUNT OF FUNDS

        BMT             Trust Funds (1)        $ 2,311,792.92

        PRB, Inc.       Working Capital (2)    $ 8,685,632.88

        SRBMT           Trust Funds (1)        $ 2,404,593.40

        LMB             Personal Funds (3)     $ 2,404,611.99

        CFW-C           Working Capital(2)     $ 8,506,735.30

        (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Depositary Shares.

        (2) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Depositary Shares.

        (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Depositary Shares.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)

        Reporting Persons

        BMT

        BMT does not beneficially own any of the Depositary Shares.

        PRB, Inc.

        PRB, Inc. does not beneficially own any of the Depositary Shares.

        SRBMT

        SRBMT does not beneficially own any of the Depositary Shares.

        LMB

        LMB does not beneficially own any of the Depositary Shares.

        CFW-C

        The aggregate number of Depositary Shares that CFW-C owns beneficially, pursuant to Rule 13d-3 of the Act, is 677,700, which constitutes approximately 15.7% of the outstanding Depositary Shares.

        Controlling Persons

        PRB

        PRB is not the beneficial owner of any of the Depositary Shares.

        NLB

        NLB is not the  beneficial owner of any of the Depositary Shares.

        SRB

        SRB is not the beneficial owner of any of the Depositary Shares.

        TMT

        In its capacity as managing general partner of CFW-C, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 677,700
Depositary Shares, which constitutes approximately 15.7% of the outstanding Depositary Shares.

        Taylor

        In his capacity as President of TMT, managing general partner of CFW-C, Taylor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 677,700 Depositary Shares, which constitutes approximately 15.7% of the outstanding Depositary Shares.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Depositary Shares.

        (b)

        Reporting Persons

        BMT

        BMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any of the Depositary Shares.

        PRB, Inc.

        PRB, Inc. has no power to vote or to direct the vote or to dispose or to direct the disposition of any of the Depositary Shares.

        SRBMT

        SRBMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any of the Depositary Shares.

        LMB

        LMB has no power to vote or to direct the vote or to dispose or to direct the disposition of any of the Depositary Shares.

        CFW-C

        Acting through its managing general partner, CFW-C has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 677,700 Depositary Shares.

        Controlling Persons

        PRB

        PRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any of the Depositary Shares.

        NLB

        NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any Depositary Shares.

        SRB

        SRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any of the Depositary Shares.

        TMT

        In its capacity as managing general partner of CFW-C, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 677,700 Depositary Shares.

        Taylor

        In his capacity as President of TMT, managing general partner of CFW-C, Taylor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 677,700 Depositary Shares.

        (c) During the past 60 days, the Reporting Persons have sold Depositary Shares in transactions effected on the Bermuda Stock Exchange and the Tokyo Stock Exchange, as follows:

REPORTING                    NO. OF SHARES        PRICE PER
 PERSON       DATE               SOLD              SHARE

SRBMT        06-09-99          81,000             $12.86
LMB          06-09-99          81,000              12.86
BMT          06-09-99          76,000              12.86
PRB, Inc.    06-09-99         191,000              12.86

       Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Depositary Shares during the past 60 days.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Depositary Shares owned by such Reporting Person.

       (e)   Not Applicable.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

       Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 --    Agreement   and   Power   of  Attorney   pursuant   to   Rule
                   13d-1(k)(1)(iii), previously filed.

Exhibit 99.2 --    Agreement   and   Power   of  Attorney   pursuant   to   Rule
                   13d-1(k)(1)(iii), previously filed.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED: June 11, 1999

                                     PERRY R. BASS, INC.


                                     By:  /s/ W. R. Cotham
                                           W. R. Cotham,
                                           Vice President and Secretary


                                      /s/ W. R. Cotham
                                     W. R. Cotham,
                                     Attorney-in-Fact for:

                                           THE BASS MANAGEMENT TRUST (1)
                                           SID R. BASS MANAGEMENT TRUST (2)
                                           LEE M. BASS (3)



                                     CFW-C, L.P.

                                     By:   Thomas  M.  Taylor  &  Co.,
                                           managing general partner



                                     By: /s/ W.R. Cotham
                                         W.R. Cotham, Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.